SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                                 (RULE 13D-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(A)


                               (AMENDMENT NO. 1)*

                           SOYODO GROUP HOLDINGS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    ---------
                                 (CUSIP Number)

          Ru-hua Song, 39-01 Main Street, Suite 205, Flushing, NY 11354
             -----------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                 August 22, 2005
                         ------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.[ ]

NOTE:  Schedules  filed in paper format shall include a signed original and five
copies  of  the  schedule, including all exhibits.  See   240.13d-7(b) for other
parties  to  whom  copies  are  to  be  sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                       13D
====================

1.    NAME  OF  REPORTING  PERSONS


      TOP Group Corporation

      S.S.  OR  I.R.S.  IDENTIFICATION  NO.  OF  ABOVE  PERSONS
--------------------------------------------------------------------------------


2.    CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP*  (a)  [X ]
                                                                  (b)  [  ]
--------------------------------------------------------------------------------

3.    SEC  USE  ONLY
--------------------------------------------------------------------------------

4.    SOURCE OF FUNDS*

      NA

--------------------------------------------------------------------------------

5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                              [  ]
--------------------------------------------------------------------------------

6.    CITIZENSHIP  OR  PLACE  OF  ORGANIZATION:

      New York
--------------------------------------------------------------------------------

NUMBER OF        7.  SOLE VOTING POWER         0
SHARES           8.  SHARED  VOTING  POWER
BENEFICIALLY     9.  SOLE  DISPOSITIVE  POWER  0
OWNED BY EACH   10.  SHARED DISPOSITIVE POWER
REPORTING PERSON
WITH
--------------------------------------------------------------------------------

11.   AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON

      0
--------------------------------------------------------------------------------

12.   CHECK  BOX  IF  THE  AGGREGATE  AMOUNT  IN  ROW  (11)
      EXCLUDES  CERTAIN  SHARES                                         [  ]

--------------------------------------------------------------------------------

13.   PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)

      0%

--------------------------------------------------------------------------------

12.   TYPE  OF  REPORTING  PERSON

      CO
--------------------------------------------------------------------------------

                                Page 2 of 5 pages

Item 1.     Security and Issuer
            -------------------


     This amended statement on Schedule 13D relates to the common stock, no par value (the "Common Stock"), of Soyodo Group Holdings, Inc. (f/k/a Top Group Holdings, Inc.), a Delaware corporation, the principal executive offices of which are located at 1398 Monterey Pass Road, Monterey Park, CA 91754. This statement amends the Schedule 13d dated January 21, 2003 filed jointly by Top Group Corporation and Ru-hua Song.


Item 2.     Identity and Background
            -----------------------

      TOP Group Corporation     New York Corporation

     The address of the principal business office of TOP Group Corporation is 17 Barstow Road, Suite 301, Great Neck, New York 11021.

     During the last five years, neither the Reporting Persons nor any executive officer or director of the Reporting Persons have (i) been convicted in any criminal proceeding or (ii) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.     Source and Amount of Funds or Other Consideration
            -------------------------------------------------


     The 4,400,000 shares of Common Stock owned by the Reporting Person were conveyed to Mr. Ru-hua Song as a result of Top Group Corporation being inactive. Top Group Corporation conveyed the shares to Ru-hua Song, President, in partial satisfaction of personal loans to the Company.


Item 4.     Purpose of Transaction
            ----------------------

     4,400,000 shares of Common Stock (restricted) reported herein were conveyed to Mr. Song in partial satisfaction of Mr. Song's personal loan to Top Group Corporation.


     Accordingly, except as described above, the Reporting Person currently has no plans or proposals which relate to or would result in any of the actions or transactions described in paragraphs (a) through (j) of Item 4 of the instructions to this report, except as reported in Form 8-K filed for the Issuer on July 12, 2005 which related to opening stores in the U.S. to sell chinese products to the Asian population.


                                Page 3 of 5 pages

Item 5.     Interest in Securities of the Issuer
            ------------------------------------


    (a) Aggregate number of shares owned
          (directly and indirectly):          0 directly
                                              0 indirectly

         Percent of outstanding shares owned:  0% directly
                                               0% indirectly

     (b) Sole Power of voting for Reporting Person:      0

     (c) Transactions in securities in the past
         60 days for Reporting Person:                    None

     (d) No other person is known to have power to direct receipt of dividends from, or proceeds from sale of such securities.

     (e) Not Applicable

Item 6.     Contracts, Arrangements, Understandings or Relationships with
            -------------------------------------------------------------
            Respect to Securities of the Issuer
            -----------------------------------

     There are no contracts, arrangements, understandings or relationships (legal or otherwise) between the person named in Item 2 hereof and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any other securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.     Material to be Filed as Exhibits
            --------------------------------


     None.



                                Page 4 of 5 pages

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:     October 6, 2005


TOP GROUP CORPORATION

/s/Ru-hua Song
----------------------------------
By:
Name:  Ru-hua Song
Title:  President



















                                Page 5 of 5 pages